March 6, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Aliya Ishmukhamedova / Mr. Mitchell Austin

Re:	BAO Holding Limited
Draft Registration Statement on Form F-1 Submitted February 6, 2025
CIK No. 0002049184

Dear Ms. Ishmukhamedova and Mr. Austin:

On behalf of BAO Holding Limited (the “Company”), we have set forth below responses (such letter with the Company’s responses, the “Response Letter”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter of February 19, 2025 with respect to the Company’s Amendment No. 1 to the Draft Registration Statement on Form F-1 as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 2 to the Form F-1 (“Amendment No. 2”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors

1. We note your response to prior comment 6. Please revise to disclose the other companies Mr. Lee has positions with along with the number of hours per week he allocates to each of these other companies. Additionally, we continue to believe a risk factor discussion discussing risks resulting from Mr. Lee’s positions with other companies, and his allocation of time to these other companies, would be appropriate.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised “Risk Factors” section in Amendment No. 2, which now includes a risk factor discussing potential risks resulting from Mr. Lee’s concurrent position with Global Engine Group Holding Limited (“GLE”), and his allocation of time in specific roles within GLE.

Exhibit Index, page II-4

2. We note that your exhibits have not been filed in a text-searchable format. Please refile these exhibits in a text-searchable format.

In response to the Commission’s comment, the Company respectfully refers the Staff to the exhibits in Amendment No. 2, which have been refiled in a text-searchable format.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/ Darrin M. Ocasio
Darrin M. Ocasio, Esq.
Sichenzia Ross Ference Carmel LLP

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